Filed Pursuant to Rule 424(B)5

Registration No. 333-132911

TERMS SUPPLEMENT

(To general prospectus supplement and

prospectus, each dated March 31, 2006)

$2,000,000,000

Merrill Lynch & Co., Inc.

6.050% Subordinated Notes due May 16, 2016

We will pay interest on the notes on May 16 and November 16 of each year, beginning November 16, 2006. We may redeem some or all of the notes at any time at the redemption price described in this terms supplement. In addition, if we become obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, we may redeem the notes before their stated maturity at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date. The notes are unsecured and rank junior in right of payment to our senior indebtedness. Holders of the notes may only accelerate the maturity of the notes upon our bankruptcy, insolvency or reorganization, and not as a result of our failure to pay interest or principal when due or upon the occurrence of another event of default.

	Per Note	Total
Public offering price (1)	99.815%	$1,996,300,000
Underwriting discount	.5%	$10,000,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	99.315%	$1,986,300,000

(1)	Plus accrued interest from May 16, 2006 if settlement occurs after that date

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this terms supplement or the accompanying general prospectus supplement or prospectus of ML&Co. is truthful or complete. Any representation to the contrary is a criminal offense.

Repayment of the notes is not protected by any Federal agency or by the Securities Investor Protection Corporation. The notes are not deposits or savings accounts but are unsecured debt obligations of ML&Co. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The securities will be ready for delivery in book-entry form only through the facilities of DTC, Clearstream and Euroclear on or about May 16, 2006.

Merrill Lynch & Co.

HSBC	Wachovia Securities

The date of this terms supplement is May 11, 2006.

TABLE OF CONTENTS

Terms Supplement

Debt Securities, Warrants, Preferred Stock,

Depositary Shares and Common Stock Prospectus Supplement

(the “general prospectus supplement”)

Merrill Lynch & Co., Inc.	S-3
Use of Proceeds	S-3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends	S-4
The Securities	S-4
Description of Debt Securities	S-5
Description of Debt Warrants	S-16
Description of Currency Warrants	S-18
Description of Index Warrants	S-20
Description of Preferred Stock	S-25
Description of Depositary Shares	S-32
Description of Preferred Stock Warrants	S-36
Description of Common Stock	S-38
Description of Common Stock Warrants	S-42
Plan of Distribution	S-44
Where You Can Find More Information	S-45
Incorporation of Information We File With the SEC	S-46
Experts	S-46

Prospectus

Where You Can Find More Information	2
Incorporation of Information We File With the SEC	2
Experts	2

SUMMARY OF THE OFFERING

The following summary describes the notes we are offering to you in general terms only. The securities are a series of our debt securities described in our accompanying general prospectus supplement and prospectus and referred to therein as “subordinated debt securities,” and referred to herein as “notes.” You should read this summary together with the more detailed information that is contained in the rest of this terms supplement and in the accompanying general prospectus supplement and prospectus. To the extent that any information in this terms supplement is inconsistent with information contained in the accompanying general prospectus supplement or prospectus, the information contained in this terms supplement will prevail.

References in this terms supplement to “ML&Co.,” “we,” “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Issuer	Merrill Lynch & Co., Inc.

Securities Offered	6.050% Subordinated Notes due May 16, 2016.

Public Offering Price	99.815% of $1,000 principal amount per note, plus accrued interest, if any, from May 16, 2006. The notes will be issued in denominations of $100,000 and integral multiples of $1,000 in excess thereof.

Maturity Date	May 16, 2016.

Ranking	The notes will rank subordinate and junior in right of payment to our senior indebtedness, as more fully described in “Description of Debt Securities—Terms of the Debt Securities” in the accompanying general prospectus supplement.

Interest Rate	6.050% per annum.

Interest Payment Dates	May 16 and November 16 of each year, beginning November 16, 2006.

Redemption at Our Option	We will have the option to redeem the notes, in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the date on which the notes are to be redeemed on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate described herein plus 20 basis points, as more fully described in “Description of Notes—When We Can Redeem the Notes—Optional Redemption” in this terms supplement.

Additional Amounts	We intend to make all payments on the notes without deducting U.S. withholding taxes. However, if we are required by law to deduct such taxes on payments to non-U.S. investors, subject to certain customary exceptions, we will pay additional amounts on those payments to the extent described in this terms supplement.

Tax Redemption	If we become obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, we may redeem the notes before their stated maturity at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date.

Limited Events of Default and Acceleration	The events of default under the notes will be limited to our filing for bankruptcy or the occurrence of other events of bankruptcy, insolvency or reorganization relating to ML&Co. Holders of the notes may only accelerate the maturity of the notes upon our bankruptcy, insolvency or reorganization, and not as a result of our failure to pay interest or principal when due or upon the occurrence of another event of default.

Book-Entry

The notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, the “depositary” or “DTC,” and registered in the name of Cede & Co., the depositary’s nominee. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances.

Investors may elect to hold interests in the global securities through DTC, in the United States, or Clearstream Banking, société anonyme, or Euroclear Bank S.A./N.V., if they are participants in these systems, or indirectly through organizations which are participants in these systems.

Use of Proceeds	The net proceeds from the sale of the notes will be used as described under “Use of Proceeds” in the accompanying prospectus.

Listing	The notes will not be listed on any securities exchange.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the 6.050% Subordinated Notes due May 16 , 2016, which we refer to as the notes, supplements and, to the extent inconsistent with, replaces the descriptions of the general terms and provisions of the debt securities set forth in our general prospectus supplement, to which description reference is hereby made. The following summary of the notes is qualified in its entirety by reference to the subordinated debt indenture referred to below.

General

The notes offered by this terms supplement are a series of subordinated debt securities issued under our subordinated debt indenture, dated as of December 17, 1996, as amended by a supplemental indenture thereto expected to be dated as of May 16, 2006 (together, the “subordinated debt indenture”). The notes will initially be limited to an aggregate principal amount of $2,000,000,000. The notes will be issued only in fully registered form without coupons, in denominations of $100,000 and integral multiples of $1,000 in excess thereof. All the notes are unsecured obligations of ML&Co.

The notes will rank subordinate and junior in right of payment to our senior indebtedness, as more fully described in “Description of Debt Securities—Terms of the Debt Securities” in the accompanying general prospectus supplement. Our senior indebtedness is any payment in respect of our indebtedness for money borrowed, except for any such indebtedness that is by its terms subordinated to or equal with the notes. As of March 31, 2006, on a consolidated basis, approximately $131.4 billion aggregate principal amount of indebtedness for borrowed money of ML&Co. would rank senior to the notes. The subordinated debt indenture does not limit the amount of debt, either secured or unsecured, that we may issue which would be senior to the notes or that may be issued under the subordinated debt indenture or otherwise. We may, without notice to or consent of the holders or beneficial owners of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes, and being a part of the same series as the notes.

We may redeem the notes prior to maturity under the circumstances and at the redemption prices described below in “—When We Can Redeem the Notes.” The notes are not redeemable at the option of any holder prior to maturity. The notes are not subject to any sinking fund.

The issue date for the notes will be on or about May 16, 2006. Interest on the notes will be payable semiannually on the 16th day of May and November of each year, beginning November 16, 2006 to and including the maturity date or earlier date of redemption, which we refer to as the “interest payment dates.” All payments of interest on the notes will be made to the persons in whose names the notes are registered at the close of business fifteen calendar days preceding the applicable interest payment date, whether or not that day is a business day.

Interest on the notes will accrue at a fixed rate per annum of 6.050% from and including the most recent interest payment date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the issue date. Interest will accrue to but excluding the next interest payment date or the date on which the principal is paid or duly made available for payment. Interest payments will include accrued interest from and including the date of issue or the last date in respect of which interest has been paid, as the case may be, to but excluding the relevant interest payment date, redemption date or scheduled maturity date, which is May 16, 2016.

Interest will be calculated on the basis of a 360-day year comprised of twelve 30-day months. All dollar amounts resulting from this calculation will be rounded to the nearest cent.

If either an interest payment date or the maturity date of the notes falls on a day that is not a business day, the payment due on such interest payment date or the maturity date will be paid on the next succeeding business day as if paid on the scheduled payment date, and no interest will accrue on the amount payable from such scheduled payment date to the next succeeding business day. As used herein, “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

The trustee for the notes is JPMorgan Chase Bank, N.A., which we refer to as the trustee.

We or our affiliates may purchase notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. For example, we currently expect MLPF&S to make a market in the notes by purchasing and reselling notes from time to time, but it is not required to do so. Notes that we or our affiliates purchase may, at our or their discretion, be held, resold or cancelled.

Payment of Additional Amounts

We intend to make all payments on the notes without deducting U.S. withholding taxes. If we are required by law to deduct such taxes on payments to non-U.S. investors, however, subject to certain customary exceptions, we will pay additional amounts on those payments to the extent described in this subsection.

We will pay additional amounts on a note only if the beneficial owner of the note is a United States alien. The term “United States alien” means any person who, for U.S. federal income tax purposes, is:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust; or

•	a nonresident alien fiduciary of an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from a note.

If the beneficial owner of a note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that note will not be less than the amount provided for in that note. By net payment we mean the amount we or our paying agent pays after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority. When we refer to a “U.S. taxing authority” in the discussion of additional amounts below and in the discussion of redemption for tax reasons below, we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the “United States,” we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all other areas subject to the jurisdiction of the United States of America.

Our obligation to pay additional amounts is subject to several important exceptions, however. We will not pay additional amounts for or on account of any of the following:

•	any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner — or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership — and the United States (other than the mere receipt of a payment or the ownership or holding of a note), including because the beneficial owner — or the fiduciary, settlor, beneficiary or member — at any time, for U.S. federal income tax purposes:

•	is or was a citizen or resident or is or was treated as a resident of the United States;

•	is or was present in the United States;

•	is or was engaged in a trade or business in the United States;

•	has or had a permanent establishment in the United States;

•	is or was a domestic personal holding company, a passive foreign investment company or a controlled foreign corporation;

•	is or was a corporation that accumulates earnings to avoid U.S. federal income tax; or

•	is or was a “ten percent shareholder” of ML&Co.;

•	any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective more than 15 days after the day on which the payment becomes due or is duly provided for, whichever occurs later;

•	any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge imposed solely because the beneficial owner or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the note, if compliance is required by statute, by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from the tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the notes;

•	any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (which term may include us) and would not be imposed if made by another paying agent;

•	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive;

•	by or on behalf of a holder who would be able to avoid withholding or deduction by presenting the note to another paying agent in a Member State of the European Union; or

•	any combination of the taxes, assessments or other governmental charges described above.

In addition, we will not pay additional amounts with respect to any payment of principal or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the note for this purpose.

When we refer to any payment of interest or principal on a note, this includes any additional amount that may be payable as described above in respect of that payment.

When We Can Redeem the Notes

We may redeem the notes prior to maturity under the circumstances and at the redemption prices described below. The notes will not be entitled to the benefit of any sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before the stated maturity date.

Optional Redemption

We will have the option to redeem the notes, in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) as determined by the quotation agent described below, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, not including any portion of these payments of interest accrued as of the date on which the notes are to be redeemed, discounted to the date on which the notes are to be redeemed on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate described below plus 20 basis points, plus, in either case, accrued interest on the notes to be redeemed to the date on which the notes are to be redeemed.

We will utilize the following procedures to calculate the adjusted treasury rate. We will appoint Merrill Lynch Government Securities Inc. (“MLGSI”) or its successor and two or more other primary U.S. Government securities dealers in New York City as reference dealers, and we will appoint MLGSI or its successor to act as our quotation agent. If MLGSI or its successor is no longer a primary U.S. Government securities dealer, we will substitute another primary U.S. Government securities dealer in its place as a reference dealer.

The quotation agent will select a United States Treasury security which has a maturity comparable to the remaining maturity of our notes which would be used in accordance with customary financial practice to price new issues of corporate debt securities with a maturity comparable to the remaining maturity of our notes. The reference dealers will provide us with the bid and asked prices for that comparable United States Treasury security as of 5:00 p.m. on the third business day before the redemption date. If we obtain more than three reference dealer quotations, we will eliminate the highest and the lowest reference dealer quotations and then calculate the average of the remaining reference dealer quotations. However, if we obtain three or fewer reference dealer quotations, we will calculate the average of all the reference dealer quotations and not eliminate any quotations. We call this average quotation the comparable treasury price. The adjusted treasury rate will be the semi-annual equivalent yield to maturity of a security whose price, expressed as a percentage of its principal amount, is equal to the comparable treasury price.

Tax Redemption

We will be entitled, at our option, to redeem the outstanding notes in whole and not in part if at any time we become obligated to pay additional amounts on any of those notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after May 11, 2006. If we redeem any notes, we will do so at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued interest to the redemption date.

Redemption Procedures

If we redeem the notes as provided above, we may do so on a redemption date of our choice. However, we must give the holders of the notes being redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date and, in the case of a tax redemption, not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described below under “—Notices.”

Events of Default and Acceleration

The events of default under the notes will be limited to our filing for bankruptcy or the occurrence of other events of bankruptcy, insolvency or reorganization relating to ML&Co. The payment of principal of the notes may be accelerated only in certain events involving our bankruptcy, insolvency or reorganization (but not the bankruptcy, insolvency or reorganization of any of our subsidiaries) under Chapters 7 (liquidation) and 11 (reorganization) of the U.S. Bankruptcy Code. There will be no right of acceleration of the payment of principal of the notes upon a default in the payment of principal, interest or any other amount (including upon redemption) on the notes or in the performance of any of our covenants or agreements contained in the notes or in our subordinated debt indenture. No such payment or performance default will result in an event of default under the notes or permit any holders or the trustee to take action to enforce the notes or the subordinated indenture, except that a holder will be entitled at any time to bring a lawsuit for the payment of money due on the notes of such holder. The foregoing supersedes the information in “Description of Debt Securities — Events of Default” in the accompanying general prospectus supplement and will be reflected in the supplemental indenture of our subordinated debt indenture.

Book-Entry, Delivery and Form

The notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, the “depositary” or “DTC,” and registered in the name of Cede & Co., the depositary’s nominee. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the notes. You should refer to “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Investors may elect to hold interests in the global securities through either DTC, in the United States, or Clearstream Banking, société anonyme, or Euroclear Bank S.A./N.V., if they are participants in these systems, or indirectly through organizations which are participants in these systems, as described more fully in “Description of Debt Securities—Depositary—Clearstream, Luxembourg and Euroclear Procedures” in the accompanying general prospectus supplement.

Notices

Notices to holders of the notes will be given by mailing the notices to each holder by first class mail, postage prepaid, at the respective address of each holder as that address appears upon our books. We expect that notices given to the depositary, as holder of the registered global securities, will be passed on to the beneficial owners of the notes in accordance with the standard rules and procedures of the depositary and its direct and indirect participants.

UNITED STATES FEDERAL INCOME TAXATION

The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, including changes in effective dates, or possible differing interpretations. It deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding the notes in a tax-deferred or tax-advantaged account, dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers, except where otherwise specifically noted. If a partnership holds the notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the notes should consult their own tax advisors. Moreover, all persons considering the purchase of the notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

As used in this terms supplement, the term “U.S. Holder” means a beneficial owner of a note that is for United States federal income tax purposes:

(1)	a citizen or resident of the United States,

(2)	a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise),

(3)	an estate the income of which is subject to United States federal income tax regardless of its source,

(4)	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or

(5)	any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business.

Certain trusts not described in clause (4) above in existence on August 20, 1996 that elect to be treated as a United States person will also be a U.S. Holder for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a note that is not a U.S. Holder.

U.S. Holders

Payments of Interest. Payments of interest on a note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting).

Disposition of a Note. Except as discussed above, upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the U.S. Holder’s initial investment in the note increased by any original issue discount previously included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to the note. Such gain or loss generally will be long-term capital gain or loss if the note were held for more than one year. Long-term capital gains of individuals are subject to reduced capital gain rates while short-term capital gains are subject to ordinary income rates. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning these tax law provisions.

Premium. If a U.S. Holder purchases a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest, the U.S. Holder will be considered to have purchased the note with “amortizable bond premium” equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. However, if the note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the note. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with consent of the Internal Revenue Service (“IRS”).

Non-U.S. Holders

A non-U.S. Holder who is an individual or corporation (or an entity treated as a corporation for federal income tax purposes) holding notes on its own behalf will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. To qualify for the exemption from taxation, the Withholding Agent, as defined below, must have received a statement from the individual or corporation that:

•	is signed under penalties of perjury by the beneficial owner of the note,

•	certifies that such owner is not a U.S. Holder, and

•	provides the beneficial owner’s name and address of the beneficial owner’s permanent residence.

A “Withholding Agent” is any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding. Generally, the aforementioned statement is made on an IRS Form W-8BEN (“W-8BEN”), which is effective for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, a W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the Withholding Agent reports at least annually to the beneficial owner on IRS Form 1042-S. The beneficial owner must inform the Withholding Agent within 30 days of a change in circumstances that makes any information on the W-8BEN incorrect and must furnish a new W-8BEN. A holder of a note which is not an individual or corporation (or an entity treated as a corporation for United States federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements. In particular, in the case of notes held by a foreign partnership (or certain foreign trusts), the partnership (or trust) will be required to provide the certification from each of its partners (or beneficiaries), and the partnership (or trust) will be required to provide certain additional information.

A non-U.S. Holder whose income with respect to its investment in a note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. person provided the holder provides to the Withholding Agent an IRS Form W-8ECI.

Certain securities clearing organizations, and other entities who are not beneficial owners, may be able to provide a signed statement to the Withholding Agent. However, in such case, the signed statement may require a copy of the beneficial owner’s W-8BEN (or substitute form).

Generally, a non-U.S. Holder will not be subject to United States federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a note, unless such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and such gain is derived from sources within the United States. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

The notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of the notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup Withholding

Backup withholding of United States federal income tax at the applicable statutory rate may apply to payments made in respect of the notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information, such as the registered owner’s taxpayer identification number, in the required manner.

Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a note to (or through) a broker, the broker must backup withhold on the entire purchase price, unless either:

•	the broker determines that the seller is a corporation or other exempt recipient or

•	the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met).

Such a sale must also be reported by the broker to the IRS, unless either:

•	the broker determines that the seller is an exempt recipient or

•	the seller certifies its non-U.S. status (and certain other conditions are met).

Certification of the registered owner’s non-U.S. status would normally be made on an IRS Form W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA MATTERS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS

The net proceeds from the sale of the notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement.

UNDERWRITING

Under the terms and subject to the conditions contained in the terms agreement dated May 11, 2006 and an underwriting agreement dated March 31, 2006 (the “underwriting agreement”), Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities (USA) Inc. and Wachovia Capital Markets, LLC (the “underwriters”) have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the securities set forth opposite their names below:

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$1,980,000,000
HSBC Securities (USA) Inc.	10,000,000
Wachovia Capital Markets, LLC	10,000,000

Total	$2,000,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes are subject to the approval of certain legal matters by their counsel and to certain other conditions related to ML&Co., including that there has been no material adverse change in our financial condition or in the financial markets. The underwriters are obligated to take and pay for all of the notes if any notes are purchased.

The underwriters initially propose to offer the notes to the public at the public offering price set forth on the cover page hereof plus accrued interest, if any, and to dealers at that price less a concession not in excess of .3% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .2% of the principal amount of notes to other dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

This terms supplement and the accompanying general prospectus supplement and prospectus may be used by Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates in connection with offers and sales of the securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise. Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates may act as principal or agent in such transactions.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is a wholly-owned broker-dealer subsidiary of ours and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). Merrill Lynch, Pierce, Fenner & Smith Incorporated’s participation in the offering of the securities will be conducted in compliance with Rule 2720 of the Conduct Rules of the NASD.

The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

In order to facilitate the offering of the notes, the stabilizing manager may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the stabilizing manager may sell more notes than it is obligated to purchase in connection with the offering of the notes, creating a naked short position for its own account. The stabilizing manager must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the stabilizing manager is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase notes in the offering. Finally, the stabilizing manager may also reclaim on behalf of the underwriting syndicate selling concessions allowed to an underwriter or a dealer for distributing these notes in the offering, if the stabilizing manager repurchases previously distributed notes to cover short positions or to stabilize the price of these notes. Any of these activities may raise or maintain the market price of these notes above independent market levels or prevent or retard a decline in the market price of these notes. Neither we nor the stabilizing manager makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. The stabilizing manager is not required to engage in these activities, and may end any of these activities at any time. MLPF&S, and its agents, will act as the stabilizing manager with respect to the notes.

Unless otherwise stated in this terms supplement, the general prospectus supplement or the prospectus, no action has been taken by ML&Co. that would permit a public offering of the notes or possession or distribution of this terms supplement, the general prospectus supplement or the prospectus or any other offering material in any jurisdiction where action for that purpose is required. Accordingly, each underwriter has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells notes or possesses or distributes this terms supplement, the general prospectus supplement or the prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and ML&Co. shall have no responsibility therefor.

United Kingdom

Each underwriter has represented and agreed that:

(a)	(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business, and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by ML&Co.;

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to ML&Co.; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

Each underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan

Each underwriter has represented and agreed that the notes have not and will not be registered under the Securities and Exchange Law of Japan and that the notes which it subscribes will be subscribed by it as principal and that, in connection with the initial offering of the notes, it will not, directly or indirectly, offer or sell any notes in Japan, or to, or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law of Japan and other applicable laws and regulations of Japan.

Singapore

Each underwriter has acknowledged that none of this terms supplement or the accompanying general prospectus supplement or prospectus has been, and will not be, lodged or registered as a prospectus with the Monetary Authority of Singapore, in Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold or caused the notes to be made the subject of an invitation for subscription or purchase, and will not offer or sell any notes, nor has it circulated or distributed, nor will it circulate or distribute this terms supplement or the accompanying general prospectus supplement or prospectus or any other offering document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), (ii) to a relevant person (as defined in Section 275(2)), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each underwriter has represented and agreed to notify and hereby notifies each of the following relevant persons specified in Section 275 which has subscribed or purchased the notes from or through itself, namely a person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 except:

(1)	to an institutional investor under Section 274, or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

Furthermore, no advertisement may be made offering or calling attention to an offer or intended offer of the notes.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for ML&Co. and for the underwriters by Sidley Austin LLP, New York, New York.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this terms supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

$2,000,000,000

Merrill Lynch & Co., Inc.

6.050% Subordinated Notes due May 16, 2016

TERMS SUPPLEMENT

Merrill Lynch & Co.

HSBC

Wachovia Securities

May 11, 2006